

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2025

Kent Yee
Chief Financial Officer
DXP Enterprises Inc.
5301 Hollister
Houston, TX 77040

> **Re: DXP Enterprises Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 000-21513**

Dear Kent Yee:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services